SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2012. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Approval of the audited financial statements of the
Company for the fiscal year ending December 31, 2012
contained in the Company’s 2012 Annual Report;
Election of directors of the Company;
Approval of the (a) decrease in the Company’s
authorized capital stock, and (b) Amendments to the
Seventh Article of the Articles of Incorporation of the
Company;
Election of officers of the Company;
Appointment of chairmen and members of the Audit
Committee, Governance and Nomination Committee,
Executive Compensation Committee and Technology
Strategy Committee of the Board of Directors; and
Cash dividend declaration on the Company’s Voting
Preferred Stock.

Exhibit 1

June 14, 2013

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

June 14, 2013

Securities and Exchange Commission
SEC Building
EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Thank you.

Very truly yours, /s/Ma. Lourdes c. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,095 As of May 31, 2013	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	June 14, 2013

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 4 (Election of Directors and Officers) and Item 9 (Other Events)

We disclose the following:

1.	At the Annual Meeting of Stockholders of Philippine Long Distance Telephone Company (the “Company” or “PLDT”) held on June 14, 2013 (the “Annual Meeting”) at which stockholders owning 331,712 common shares were present in person and stockholders owning 186,087,383 common shares, 150,000,000 voting preferred shares and 300,000,000 non-voting serial preferred shares were represented by proxies:

(a)	The stockholders owning 336,347,145 shares or 91.88% of the outstanding common stock and voting preferred stock of the Company as of Record Date and entitled to vote approved the audited financial statements of the Company for the fiscal year ending December 31, 2012 contained in the Company’s 2012 Annual Report;

(b)	The following persons were elected as directors, three (3) of whom are independent directors, of the Company for the ensuing corporate year:

VOTE CAST
NAME OF DIRECTOR/				TOTAL NUMBER OF
INDEPENDENT				VOTES
DIRECTOR
	Stockholder 1	Stockholder 2	Stockholder 3
Former Chief Justice Artemio V. Panganiban (Independent Director)58,1351331,275,718331,333,854Mr. Pedro
E. Roxas (Independent Director)58,1351335,877,489335,935,625Mr. Alfred V. Ty (Independent
Director)58,1351335,983,478336,041,614Ms. Helen Y. Dee58,1351331,584,441331,642,577Atty. Ray C.
Espinosa58,1351334,816,552334,874,688Mr. James L. Go58,1351329,837,184329,895,320Mr. Setsuya
Kimura58,1351333,710,801333,768,937Mr. Napoleon L. Nazareno58,1351336,488,400336,546,536Mr. Hideaki
Ozaki58,1351333,761,506333,819,642Mr. Manuel V. Pangilinan58,1353,178,358333,096,571336,333,064Atty.
Ma. Lourdes C. Rausa-Chan58,1351334,858,761334,916,897Mr. Juan B.
Santos58,1351333,767,353333,825,489Mr. Tony Tan Caktiong58,1351333,761,502333,819,638

Note: Each director received votes of more than majority of the outstanding common stock and voting preferred stock as of Record
Date.

Exhibit 1
Legend:
Stockholder 1 Stockholder 2 Stockholder 3	– – –	Stockholders present in person with no proxy previously filed but with voting instructions filed at the annual meeting
Stockholders present in person with proxy previously filed
Stockholders represented only by proxy

Attached are copies of the Certifications executed by Former Chief Justice Artemio V. Panganiban and Messrs. Pedro E. Roxas and Alfred V. Ty in connection with their election as independent directors of the Company.

(c)	The stockholders owning 186,257,840 common shares, 150,000,000 voting preferred shares and 300,000,000 non-voting serial preferred shares or 95.53% of the outstanding common and preferred stock of the Company as of Record Date and entitled to vote, approved the following:

(i)	Decrease in the Company’s authorized capital stock from Nine Billion Three Hundred Ninety Five Million Pesos (P9,395,000,000), divided into two classes consisting of (A) Preferred Capital Stock sub-classified into: One Hundred Fifty Million (150,000,000) shares of Voting Preferred Stock of the par value of One Peso (P1.00) each and Eight Hundred Seven Million Five Hundred Thousand (807,500,000) shares of Non-Voting Serial Preferred Stock of the par value of Ten Pesos (P10.00) each, and (B) Two Hundred Thirty Four Million (234,000,000) shares of Common Capital Stock of the par value of Five Pesos (P5.00) each to Five Billion One Hundred Ninety Five Million Pesos (P5,195,000,000), divided into two classes consisting of (A) Preferred Capital Stock sub-classified into: One Hundred Fifty Million (150,000,000) shares of Voting Preferred Stock of the par value of One Peso (P1.00) each and Three Hundred Eighty Seven Million Five Hundred Thousand (387,500,000) shares of Non-Voting Serial Preferred Stock of the par value of Ten Pesos (P10.00) each, and (B) Two Hundred Thirty Four Million (234,000,000) shares of Common Capital Stock of the par value of Five Pesos (P5.00) each.

(ii)	Corresponding amendments to the Seventh Article of the Articles of Incorporation of the Company as set out in Annex A attached to the Information Statement for the Annual Meeting, and a copy of which is attached hereto.

The breakdown of the votes is as follows:

	Number of Votes

Common Stockholders	For	Against	Abstain

Present in person with no proxy previously filed but with voting instructions filed at the Annual Meeting	58,135	-	—

Present in person with proxy previously filed	244,490	-	—

Represented by proxy	185,955,215	15,299	116,869

Total	186,257,840	15,299	116,869

	Number of Votes

Voting Preferred Stockholder	For	Against	Abstain

Present in person with no proxy previously filed but with voting instructions filed at the Annual Meeting	-	-	—

Present in person with proxy previously filed	-	-	—

Represented by proxy	150,000,000	-	—

Total	150,000,000	-	—

Non-Voting Serial	Number of Votes

Preferred Stockholders	For	Against	Abstain

Present in person with no proxy previously filed but with voting instructions filed at the Annual Meeting	-	-	—

Present in person with proxy previously filed	-	-	—

Represented by proxy	300,000,000	-	—

Total	300,000,000	-	—

2.	At the meeting of the Board of Directors of the Company that immediately followed the adjournment of the said Annual Meeting of Stockholders:

(a)	The following were elected to the positions indicated opposite their respective names:

Name		Position
Manuel V. Pangilinan Napoleon L. Nazareno	- -	Chairman of the Board President & Chief Executive Officer
Ernesto R. Alberto Isaias Ariel P. Fermin Ma. Lourdes C. Rausa-Chan Anabelle L. Chua	- - - -	Executive Vice President Executive Vice President Senior Vice President, Corporate Secretary, General Counsel and Chief Governance Officer Senior Vice President and Treasurer
Rene G. Bañez Alejandro O. Caeg	- -	Senior Vice President Senior Vice President
Ray C. Espinosa
Jun R. Florencio
Menardo G. Jimenez, Jr.
Claro Carmelo P. Ramirez
Katrina L. Abelarde
Anna Isabel V. Bengzon
Alfredo B. Carrera
Cesar M. Enriquez
Juan Victor I. Hernandez
Florentino D. Mabasa, Jr.
Leo I. Posadas
June Cheryl C. Revilla
Ricardo M. Sison
Emiliano R. Tanchico, Jr.
Melissa V. Vergel de Dios
Miguela F. Villanueva
Danny Y. Yu
Raul S. Alvarez
Jose A. Apelo
Rafael M. Bejar
Marco Alejandro T. Borlongan
Renato L. Castañeda
Rebecca Jeannine R. De Guzman
Alona S. Dingle
Margarito G. Dujali, Jr.
Gil Samson D. Garcia
Elisa B. Gesalta
Maria Josefina T. Gorres
Ma. Criselda B. Guhit
Emeraldo L. Hernandez
Marven S. Jardiel
Alexander S. Kibanoff
Joseph Nelson M. Ladaban
Javier C. Lagdameo
Joselito S. Limjap
Albert Mitchell L. Locsin
Luis Ignacio A. Lopa
Ma. Carmela F. Luque
Oliver Carlos G. Odulio
Ricardo C. Rodriguez
Genaro C. Sanchez
Ana Maria A. Sotto
Julieta S. Tañeca
Jesus M. Tañedo
Patrick S. Tang
Victor Y. Tria	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
Head of Regulatory Affairs and Policies
 Senior Vice President
Senior Vice President
Senior Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President and Assistant
Corporate Secretary
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President

(b)	The following were appointed as members of the Advisory Board/Committee:

Oscar S. Reyes
Roberto R. Romulo
Benny S. Santoso
Washington Z. SyCip
Orlando B. Vea
Jose Ramon T. Villarin (Independent Member)
Christopher H. Young

(c)The following were appointed as Chairmen, Members and Advisors of the Governance and Nomination Committee, Audit Committee, Executive Compensation Committee and Technology Strategy Committee:

Exhibit 1

Governance and Nomination Committee

Manuel V. Pangilinan, Chairman
Setsuya Kimura, Member
Artemio V. Panganiban, Independent Member
Pedro E. Roxas, Independent Member
Alfred V. Ty, Independent Member
Ma. Lourdes C. Rausa-Chan, Non-voting Member
Menardo G. Jimenez, Jr., Non-voting Member

Audit Committee

Pedro E. Roxas, Chairman/Independent Member
Alfred V. Ty, Independent Member
Artemio V. Panganiban, Independent Member
Corazon S. de la Paz-Bernardo, Advisor (Audit Committee Financial Expert)
James L. Go, Advisor
Setsuya Kimura, Advisor
Roberto R. Romulo, Advisor

Executive Compensation Committee

Manuel V. Pangilinan, Chairman
Setsuya Kimura, Member
Artemio V. Panganiban, Independent Member
Pedro E. Roxas, Independent Member
Alfred V. Ty, Independent Member
Menardo G. Jimenez, Jr., Non-voting Member

Technology Strategy Committee

Manuel V. Pangilinan, Chairman
Ray C. Espinosa, Member
James L. Go, Member
Setsuya Kimura, Member
Napoleon L. Nazareno, Member
Oscar S. Reyes, Member
Orlando B. Vea, Member

All the members including the Chairman of the Audit Committee are Independent Directors. Majority of the voting members of the Governance and Nomination Committee and Executive Compensation Committee, namely, Former Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Alfred V. Ty are Independent Directors.

Exhibit 1

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

By:

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

June 14, 2013

Exhibit 1

CERTIFICATION OF INDEPENDENT DIRECTOR

I, ARTEMIO V. PANGANIBAN, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 14, 2013.

2.	I am affiliated with the following companies or organizations:

	Position/	Period of
Company/Organization	Relationship	Service
First Philippine Holdings Corp.	Independent Director	2007 – present

Metro Pacific Investment Corp.	Independent Director	2007 – present

GMA Network, Inc.	Independent Director	2007 – present

Manila Electric Company, Inc.	Independent Director	2008 – present

Robinsons Land Corp.	Independent Director	2008 – present

GMA Holdings	Independent Director	2009 – present

Bank of the Philippine Islands	Independent Director	2010 – present

Asian Terminals Inc.	Independent Director	2010 – present

Petron Corporation	Independent Director	2010 – present

Jollibee Foods Corp.	Regular Director	2012 – present

Metropolitan Bank and Trust Co.	Senior Adviser	2007 – present

(For my complete bio-data, please see my website, http://www.cjpanganiban.ph)

3.	I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

4.	I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

5.	I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

6.	I shall inform the corporate secretary of PLDTof any changes in the abovementioned information within five days from its occurrence.

Exhibit 1

Done, this 14th day of June 2013, at Makati City.

/s/Artemio V. Panganiban—

ARTEMIO V. PANGANIBAN

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati this 14thday of June 2013. The affiant, whom I identified through the following competent evidence of identity: Philippine Passport No. DE0000999, expiring on January 20, 2017, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

NOTARY PUBLIC

/s/Kathryn Rosalie B. Faderon-Dionisio

Doc. No. 473; Page No. 96; Book No. IX; Series of 2013.
Kathryn Rosalie B. Faderon-Dionisio
Notary Public for the City of Makati
Until December 31, 2014
Notarial Appointment No. M-75
Roll of Attorneys No 42738
IBP Lifetime Roll No. 05593 01/09/2006
PTR No. 3673446-01/07/13-Makati City

9/F MGO Bldg. Legazpi St., Legaspi Vill., Makati City, MM

Exhibit 1

CERTIFICATION OF INDEPENDENT DIRECTOR

I, PEDRO E. ROXAS, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 14, 2013.

2.	I am affiliated with the following companies or organizations:

	Position/	Period of
Company/Organization	Relationship	Service
Roxas Holdings, Inc.	Chairman	1995 – present

Roxas & Co., Inc.	Director/Chairman/President/CEO	2009 present

Roxaco Land Corporation	Chairman/President	1988 – present

BDO Private Bank	Independent Director	2001 – present

Brightnote Assets Corp.	Director	1999 – present

Club Punta Fuego	Chairman	1997 – present

Hawaiian Philippine Sugar Co.	Director/Chairman	2003 – present

Phil. Sugar Millers Association	Chairman	2005 – present

Manila Electric Company	Independent Director	2010– present

Phil. Business for Social Progress	Trustee	2001 – present

Fundacion Santiago	Director/President	1993 – present

3.	I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

4.	I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

5.	I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

6.	I shall inform the corporate secretary of PLDTof any changes in the abovementioned information within five days from its occurrence.

Exhibit 1

Done, this 14thday of June 2013, at Makati City.

/s/Pedro E. Roxas

PEDRO E. ROXAS

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati this 14thday of June 2013. The affiant, whom I identified through the following competent evidence of identity: Philippine Passport No. EB00945074, expiring on April 12, 2015, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

NOTARY PUBLIC

/s/Kathryn Rosalie B. Faderon-Dionisio

Doc. No. 475; Page No. 96; Book No. IX; Series of 2013.
Kathryn Rosalie B. Faderon-Dionisio
Notary Public for the City of Makati
Until December 31, 2014
Notarial Appointment No. M-75
Roll of Attorneys No 42738
IBP Lifetime Roll No. 05593 01/09/2006
PTR No. 3673446-01/07/13-Makati City

9/F MGO Bldg. Legazpi St., Legaspi Vill., Makati City, MM

Exhibit 1

CERTIFICATION OF INDEPENDENT DIRECTOR

I, ALFRED V. TY, Filipino, of legal age and with office addressat20/F GT Tower International, 6813 Ayala Avenue, Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 14, 2013.

2.	I am affiliated with the following companies or organizations:

Company/Organization	Position/	Period of
	Relationship	Service
Toyota Motors Phils. Corp.	Vice-Chairman	1992 – present

GT Capital Holdings, Inc.	Vice-Chairman	2012 – present

Federal Land, Inc.	President	1997 – present

Asia Pacific Top Mgt. Int’l. Resources, Corp. (Marco Polo Plaza Cebu)	Chairman	2005 – present

Global Business Power Corp.	Director	2006 – present

Metrobank	Corporate Secretary	2002 – present

Lexus Manila, Inc.	Chairman	2009 – present

Metrobank Foundation, Inc.	Trustee	1996 – present

3.	I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

4.	I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

5.	I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

6.	I shall inform the corporate secretary of PLDTof any changes in the abovementioned information within five days from its occurrence.

Exhibit 1

Done, this 14thday of June 2013, at Makati City.

/s/Alfred V. Ty ALFRED V. TY

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati this 14thday of June 2013. The affiant, whom I identified through the following competent evidence of identity: Philippine Driver’s License No. N17-85-022013, expiring on August 2, 2014, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

NOTARY PUBLIC

/s/Kathryn Rosalie B. Faderon-Dionisio

Doc. No. 474; Page No. 96; Book No. IX; Series of 2013.
Kathryn Rosalie B. Faderon-Dionisio
Notary Public for the City of Makati
Until December 31, 2014
Notarial Appointment No. M-75
Roll of Attorneys No 42738
IBP Lifetime Roll No. 05593 01/09/2006
PTR No. 3673446-01/07/13-Makati City

9/F MGO Bldg. Legazpi St., Legaspi Vill., Makati City, MM

Exhibit 1

ANNEX A

Seventh. That the capital stock of said corporation is Five Billion One Hundred Ninety Five Million Pesos (P5,195,000,000) and said capital stock is divided into two classes consisting of: (A) Preferred Capital Stock sub-classified into: One Hundred Fifty Million (150,000,000) shares of Voting Preferred Stock of the par value of One Peso (P1.00) each and Three Hundred Eighty Seven Million Five Hundred Thousand (387,500,000) shares of Non-Voting Serial Preferred Stock of the par value of Ten Pesos (P10.00) each, and (B) Two Hundred Thirty Four Million (234,000,000) shares of Common Capital Stock of the par value of Five Pesos (P5.00) each.

The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by:

(a)	a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines;

(b)	a corporation organized under the laws of the Philippines of which at least sixty percent (60%) of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least sixty percent (60%) of the Board of Directors of such corporation are citizens of the Philippines;

and

(c)	a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least sixty percent (60%) of the funds accrue to the benefit of citizens of the Philippines.

(As amended on November 21, 1995, December 10, 1999, March 22, 2012 and June 14, 2013)

The Board of Directors shall have full power and authority to authorize (whether by adoption of amendments to the By-laws of said corporation or of resolutions, the promulgation of rules or regulations or otherwise) the taking by said corporation of all such action, and said corporation shall have full power and authority to take all such action, as the Board of Directors may deem necessary or appropriate to insure compliance by said corporation with any applicable provision of the Constitution of the Republic of the Philippines or any other applicable law, treaty, rule or regulation relating to the ownership of securities of said corporation by citizens of the Philippines, aliens or other persons or group of persons which action may include (but shall not be required to include or be limited to) (i) postponing for such period of time as shall be approved by the Board of Directors, or prohibiting, the recordation on the books of said corporation of any proposed transfer of any securities; (ii) purchasing outstanding securities of said corporation in the open market, in private transactions or otherwise at such price or prices as shall be approved by the

Board of Directors; (iii) issuing and/or selling for such consideration as shall be approved by the Board of Directors (a) authorized but unissued securities of said corporation which have not been otherwise reserved or set aside for issuance or (b) authorized and previously issued securities of said corporation which have not been reacquired by, and deposited in the treasury of said corporation; (iv) identifying and/or classifying by means of a legend or otherwise certificates representing any securities of said corporation as “domestic” or “foreign”, or utilizing such other designation or legend as shall be approved by the Board of Directors; (v) maintaining separate transfer records for securities of said corporation held by citizens of the Philippines, aliens of such other persons or groups of persons as shall be approved by the Board of Directors; and (vi) requiring, as a condition to the recordation on the books of said corporation of any issuance or transfer of any of its securities, information satisfactory to the Board of Directors regarding the citizenship or residence of the person to whom it is proposed to issue or transfer its securities.

The following is a statement of the preferences, qualifications, limitations, restrictions and the relative or special rights in respect of each class of the capital stock of the corporation.

A.	Preferred Capital Stock

1. Shares of each sub-class of Preferred Capital Stock may be issued from time to time in one or more series as the Board of Directors may determine, and authority is hereby expressly granted to the Board of Directors, subject to the provisions of this Article Seventh, to establish and designate series of each sub-class of Preferred Capital Stock and to fix the number of shares to be included in each such series and the relative rights, preferences and limitations of the shares of each such series. To the extent not set forth in this Article Seventh, the terms of each such series shall be specified in the resolution or resolutions adopted by the Board of Directors pursuant to the authority hereinbefore granted providing for the issuance of such shares, which resolution or resolutions shall be recorded with the Philippine Securities and Exchange Commission and thereupon be deemed a part of these Articles of Incorporation. Without limiting the generality of the foregoing, the authority of the Board of Directors shall include the determination, which respect to each series of Preferred Capital Stock, of the following:

(a) the number of shares to constitute such series and the distinctive designations thereof;

(b) the dividend rate, if any, on the shares of such series (which, if and to the extent the Board of Directors, in its sole discretion, shall deem appropriate under the circumstances, shall be fixed considering the rate of return on similar securities at the time of issuance of such shares), the terms and conditions upon which and the periods with respect to which dividends shall be payable, whether and upon what conditions such dividends shall be cumulative and, if cumulative, the date or dates from which dividends shall accumulate;

(c) whether or not the shares of such series shall be redeemable, the limitations with respect to such redemptions, the time or times when and the manner in which such shares shall be redeemable (including the manner of selecting shares of such series for redemption if less than all shares are to be redeemed) and the price or prices at which such shares shall be redeemable, which may not be less than (i) the par value thereof plus (ii) accrued and unpaid dividends thereon, nor more than (i) 110% of the par value thereof plus (ii) accrued and unpaid dividends thereon;

(d) whether or not the shares of such series shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, whether and upon what conditions such purchase, retirement or sinking fund shall be cumulative or non-cumulative, the extent to which and the manner in which such fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes and the terms and provisions relative to the operation thereof;

(e) the rights to which the holders of shares of such series shall be entitled upon the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the corporation, which rights may vary depending on whether such liquidation, dissolution, distribution or winding up is voluntary or involuntary, and if voluntary, may vary at different dates, provided, however, that the amount which the holders of shares of such series shall be entitled to receive in the event of any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the corporation shall not be more than (i) 110% of the par value of such shares plus (ii) accrued and unpaid dividends thereon, nor less than (i) the par value thereof plus (ii) accrued and unpaid dividends thereon;

(f) whether or not the shares of such series shall be convertible into or exchangeable for shares of stock of any other class, or classes, or any other series of the same class, and, if so convertible or exchangeable, the price or prices or the rate or rates of conversion and exchange and the method, if any, of adjusting the same, and any other terms or conditions of such conversion or exchange;

(g) the status of shares of such series redeemed, purchased or otherwise reacquired, or surrendered to the corporation on conversion or exchange; and

(h) any other rights, preferences or limitations of such series, as the Board of Directors may deem advisable and as shall not be inconsistent with the provisions of these Articles of Incorporation.

2. All shares of Preferred Capital Stock shall be of equal rank, preference and priority and shall be identical in all respects regardless of series, except as to voting rights and other terms which may be specified by the Board of Directors pursuant to the provisions of subdivision 1 of this Paragraph A.

3. The Holders of shares of Preferred Capital Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefore, preferential cash dividends at the rate, under the terms and conditions, for the periods and on the dates fixed by the resolution or resolutions of the Board of Directors, pursuant to authority hereinbefore granted in this Paragraph A for each series, and no more, before any dividends on the Common Capital Stock (other than dividends payable in Common Capital Stock) shall be paid or set apart for payment with respect to the same dividend period.

All shares of Preferred Capital Stock of all series shall be of equal rank, preference and priority as to dividends irrespective of whether or not the rates of dividends to which the same shall be entitled shall be the same and, when the stated dividends are not paid in full, the shares of all series of Preferred Capital Stock shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, provided, however, that any two or more series of Preferred Capital Stock may differ from each other as to the existence and extent of the right to cumulative dividends as aforesaid.

4. In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the corporation, the holders of the shares of each series of Preferred Capital Stock then outstanding shall be entitled to receive out of the net assets of the corporation the amount per share fixed by the resolution or resolutions of the Board of Directors to be received by the holders of shares of each such series on such voluntary or involuntary liquidation, dissolution, distribution of assets or winding up, as the case may be, together with all dividends (whether or not earned) accrued or in arrears, for every share of their holdings of Preferred Capital Stock, before any distribution or payment shall be made to the holders of the Common Capital Stock, and shall be entitled to no other or further distribution.

All shares of Preferred Capital Stock of all series shall be of equal rank, preference and priority as to the net assets of the corporation or proceeds thereof to which the same shall be entitled upon voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the corporation. If, upon any liquidation, dissolution, distribution of assets or winding up, as the case may be, the net assets of the corporation or proceeds thereof distributable among the holders of the shares of Preferred Capital Stock of all series shall be insufficient to pay in full the preferential amount aforesaid, then such assets, or the proceeds thereof, shall be distributed among such holders ratably in accordance with the respective amount which would be payable if all amounts payable thereon were paid in full.

For the purposes of this subdivision 4 neither the consolidation nor merger of the corporation with or into any other corporation, nor any sale, lease, exchange or conveyance of all or any part of the property, assets or business of the corporation shall be deemed to be a liquidation, dissolution, distribution of assets or winding up of the corporation within the meaning of the provisions of this Article Seventh, unless the Board of Directors of the corporation elects to treat such transaction as a liquidation, dissolution, distribution of assets or winding up of the corporation.

5. The holders of shares of Voting Preferred Stock shall have voting rights at any meeting of the stockholders of the corporation for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock. Except as otherwise provided by law or as otherwise specifically provided in this subdivision 5, the holders of shares of Non-Voting Serial Preferred Stock shall not be entitled to vote at any meeting of the stockholders for the election of directors or for any other purpose or otherwise to participate in any action taken by the corporation or its stockholders, or to receive notice of any meeting of stockholders.

The corporation shall not, by an amendment to the Articles of Incorporation, or by merger or consolidation or in any other manner, change the rights, designations, preferences or other special rights of any series of Preferred Capital Stock, or the qualifications, limitations and restrictions thereof, in any respect prejudicial to the holders of such series of Preferred Capital Stock without the affirmative vote of the holders of at least a majority of the outstanding shares of such series of Preferred Capital Stock; provided, however, that without such vote the corporation may (i) increase the authorized number of shares of Preferred Capital Stock or of any series thereof, or (ii) authorize classes of shares ranking on a parity with Preferred Capital Stock in right of payment of dividends or upon voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the corporation.

6. Shares of Preferred Capital Stock may be issued and sold by the corporation for such lawful consideration not less than the par value thereof as the Board of Directors shall determine. The ownership of shares of Preferred Capital Stock shall not entitle the owner thereof to any right (other than such right, if any, as the Board of Directors in its discretion may from time to time grant) to subscribe for or to purchase or to have offered to him for subscription or purchase any shares of any class of stock or other securities of the corporation.
(As amended on March 22, 2012)

B.	Common Capital Stock

1. After the requirements with respect to preferential dividends on the Preferred Capital Stock shall have been met and after the corporation shall have complied with all the requirements, if any, with respect to the setting aside of sums as purchase, retirement or sinking funds, then and not otherwise the holders of shares of Common Capital Stock shall be entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor.

2. After distribution in full of the preferential amounts to be distributed to the holders of shares of Preferred Capital Stock in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the corporation, the holders of shares of Common Capital Stock shall be entitled to receive all the remaining assets of the corporation of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of the Common Capital Stock held by them, respectively.

3. The holders of shares of Common Capital Stock shall have the right to vote for the election of directors and any and all matters voted upon by the stockholders. Each holder of shares of Common Capital Stock shall have one vote in respect of each share of such stock held by him.

4. The ownership of shares of Common Capital Stock shall not entitle the owner thereof to any right (other than such right, if any, as the Board of Directors in its discretion may from time to time grant) to subscribe for or to purchase or to have offered to him for subscription or purchase (a) any issue of shares of any class of preferred stock of the corporation, (b) any issue of up to 12,198,462 shares of common capital stock, for cash, to NTT Communications Corporation (or a subsidiary thereof) as a strategic investor in the Corporation, and (c) any issue of up to 1,289,745 shares of common capital stock pursuant to the Executive Stock Option Plan which was approved by the Board of Directors on April 27, 1999.

(As amended on December 10, 1999, March 22, 2012 and June 14, 2013)

Exhibit 2

June 14, 2013

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

June 14, 2013

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Director — Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,095 As of May 31, 2013	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

5.	June 14, 2013

Date of Report (Date of earliest event reported)

6.	SEC Identification Number PW-55

7.	BIR Tax Identification No. 000-488-793

8.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on June 14, 2013, the Board declared a cash dividend of 2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter ending July 15, 2013, payable on July 15, 2013, to the holder of record on June 28, 2013.

The cash dividend was declared out of the Company’s audited unrestricted retained earnings as at December 31, 2012, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHI	LIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/Ma. Lourdes C. Raus	a-Chan

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

June 14, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: June 14, 2013